Mail Stop 3561


									December 15, 2005
Via U.S. Mail and Fax c/o Kevin Leung, Esq. (310-208-1154)
Mr. Da-xiang Zhang
Director
China Cable and Communications, Inc.
22 Bei Xin Cun Hou Street, Xiang Shan, Haidian District
Beijing 100093, the People`s Republic of China

	RE:	China Cable and Communications, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 16, 2005


Dear Mr. Da-xiang Zhang:

      We have reviewed your supplemental response letter dated December 14, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated June 10, 1005, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

	Form 10-KSB for the fiscal year ended December 31, 2004

Basis of Consolidation, page F-9

1. We note your response to our prior comment # 2.   In Chapter
8.2
of your Joint Venture agreement, it states that the general manager organizes and is in charge of the Company`s daily operation and management. It also states that documents of major issues have to be signed jointly by the general manager and assistant general managers.
Since the general manager is appointed by Party A, we believe Party A has significant participation in the daily operations of the joint venture and consolidation of this joint venture is not appropriate.
Revise or advise.



*    *    *    *

      Please respond to this comment within 10 business days or
tell
us when you will provide us with a response. Please file your response on EDGAR. You may contact Bob Carroll, Staff Accountant, at
(202) 551-3362 or Carlos Pacho, Senior Assistant Chief Accountant,
at
(202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 if you have any other questions.

							Sincerely,

							 /s/ Carlos Pacho for

							Larry Spirgel
							Assistant Director


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Mr. Da-xiang Zhang
China Cable and Communications
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE